

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

AUG 3 1 2012

Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67926

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Abbey Capital (US) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, Suite 602
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Doody — 646-495-5541
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currentlv valid OMB control number.

OATH OR AFFIRMATION

I, **Helen Doody**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Abbey Capital (US) LLC**, as of **June 30, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Executive Officer

Title



Notary Public

VERA CLINE
Notary Public, State of New York
No. 01CL6228428
Qualified in New York County
Commission Expires Sept. 20, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report

To the Member
Abbey Capital (US) LLC

We have audited the accompanying statement of financial condition of Abbey Capital (US) LLC (the "Company") as of June 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Abbey Capital (US) LLC as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP
August 21, 2012

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Abbey Capital (US) LLC

Statement of Financial Condition

June 30, 2012	
Assets	
Cash	$199,825
Accounts receivable	96,789
Prepaid expenses	1,026
Security deposits	34,444
Fixed assets (net of accumulated depreciation of $2,544)	1,697
Other assets	3,008
Total Assets	$336,789
Liabilities and Member's Equity	
Liabilities:	
Accrued expenses and other liabilities	$ 53,062
Total Liabilities	53,062
Member's Equity	283,727
Total Liabilities and Member's Equity	$336,789

See accompanying notes to statement of financial condition.

1. Organization

Abbey Capital (US) LLC (the "Company"), a New York limited liability company, is licensed as a broker-dealer with the Financial Industry Regulatory Authority, Inc. and is a member of the Securities Investor Protection Corporation. Abbey Capital Limited (the "Parent"), a company domiciled in Dublin, Ireland, has a 100% interest in the Company.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

Expenditures incurred by the Company are reimbursed by the Parent on a monthly basis. The reimbursement equals 104.9% of the Company's expenditures less income taxes.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and is expressed in United States ("U.S.") dollars.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days, as cash equivalents. Cash and cash equivalents, held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Fixed Assets

Fixed assets consist of office equipment and are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets (five to seven years).

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and those differences could be material.

Income Taxes

For income tax purposes, the Company is taxed as a C corporation under the Internal Revenue Code.

The Company recognizes current tax assets and liabilities for estimated Federal, state and local income taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their realizability exists.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company files U.S. Federal and various state and local income tax returns. No income tax returns are currently under examination. The statute of limitations on the Company's U.S. Federal income tax return remains open for the three years ended June 30, 2011. The statute of limitations on each of the Company's state and local income tax returns may remain open for an additional year depending on jurisdiction.

Management has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended June 30, 2011 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management has determined the major tax jurisdictions to be where the Company is organized and where the Company does business; however, no reserves for uncertain tax positions were required to have been recorded as a result of the application of ASC 740 for the year ended June 30, 2012. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of June 30, 2012, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

3. Related Party Transactions

The Company is reimbursed by the Parent for expenditures incurred. The reimbursement equals 104.9% of the Company's expenditures less income taxes.

At June 30, 2012, there were reimbursements of $96,789 outstanding recorded as accounts receivable on the accompanying statement of financial condition.

4. Concentration of Credit Risk

The Company relies upon the financial support of the Parent. A withdrawal of support would have a material adverse effect upon the Company's ability to continue as a going concern.

5. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2012, the Company had regulatory net capital of $146,763 and a minimum regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.36 to 1 at June 30, 2012.

6. Employee Benefit Plan

The Company participates in a profit sharing plan covering substantially all employees, which provides for annual contributions as determined by the Company.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through August 21, 2012, the date the financial statement was available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statement.



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Member
Abbey Capital (US) LLC

In planning and performing our audit of the financial statements and supplemental schedule of Abbey Capital (US) LLC (the "Company") as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

August 21, 2012

Abbey Capital (US) LLC

Statement of Financial Condition
(Public per Rule 17a-5(e)(3))
June 30, 2012

The report accompanying these financial statements was issued by *BDO USA, LLP, a Delaware limited liability partnership and the U.S. member* of BDO International Limited, a UK company limited by guarantee.

BDO

Abbey Capital (US) LLC

Statement of Financial Condition
(Public per Rule 17a-5(e)(3))
June 30, 2012

Abbey Capital (US) LLC

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